

February 8, 2012

<u>Via E-mail</u>
Billy Styles
Chief Executive Officer
Organic Plant Health, Inc.
9206 Monroe Road
Charlotte, NC 28270

> **Re: Organic Plant Health, Inc.**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed February 2, 2012**
> **File No. 333-176704**

Dear Mr. Styles:

We have reviewed your response to our letter dated January 30, 2012 and have the following additional comments.

<u>Our Proposed Growth Strategy, page 50</u>

1. We note your response to prior comment 5. It appears that you have selected a primary outsourcing manufacturer of your products and may order at will with the manufacturer. Please identify the manufacturer you have selected as the primary manufacturer of your products in the event you elect to outsource manufacturing or tell us why this information would not be material to investors. Additionally, it appears from your revised disclosure you have reached agreement with this manufacturer. Please file the agreement as an exhibit to your amended registration statement or tell us why it is not required to be filed pursuant to Item 601(b)(10) to Regulation S-K.

<u>Other</u>

2. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Frank J. Hariton, Esq.